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                                                     Filed by Cytyc Corporation
              pursuant to Rule 425 under the Securities Act of 1933, as amended
                                           Subject Company:  Digene Corporation
                                                             File No. 333-83585


                     Contact: Robert Bowen, Chief Financial Officer Anne Rivers, Investor Relations
                                      Jeff Keene, Healthcare Media
                                      Cytyc Corporation: 978-266-3010
                                      www.cytyc.com
                                      Robert P. Jones/Lauren Levine
                                      Media: Dan Budwick
                                      Morgen-Walke Associates: 212-850-5600


FOR IMMEDIATE RELEASE

                            CYTYC ANNOUNCES FTC VOTE
                       TO SEEK TO BLOCK DIGENE ACQUISITION

Boxborough, MA, June 24, 2002 -- Cytyc Corporation (Nasdaq:CYTC) announced today that the U.S. Federal Trade Commission (FTC) has voted to seek to block Cytyc's proposed acquisition of Digene Corporation (Nasdaq:DIGE). The five-member commission authorized FTC staff to seek a court order to halt the acquisition.

Cytyc Corporation management will host a conference call on June 25, 2002, at 8:30 a.m. (Eastern) to discuss developments related to the Digene acquisition.

Investors may access the call by dialing 800-603-9527; international participants may dial 706-634-0645. The call will be simultaneously broadcast over the Internet from Cytyc's web site at www.cytyc.com, where the event will be available for replay approximately two hours following the conference call until July 2, 2002. In addition, a telephonic replay of the call will be available through July 2, 2002, by calling 800-642-1687 or 706-645-9291 (Access
Code: 4698375). Web participants are encouraged to go to the web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software.

Cytyc Corporation develops, manufactures, and markets products for medical diagnostic applications primarily focused on women's health. The ThinPrep(R) System consists of the ThinPrep(R) 2000 Processor, ThinPrep(R) 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol CYTC and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Cytyc(R) and ThinPrep(R) are registered trademarks of Cytyc Corporation.

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THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN
OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.
You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

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